Eternelle Skincare Products Inc.
(formerly Peptide Technologies, Inc.)
5348 Vegas Drive, #177
Las Vegas, NV  98108-2347

July 28, 2017

Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporate Finance
United States Securities and Exchange Commission

Re:	Eternelle Skincare Products Inc. Registration Statement on Form 10-12B Filed June 23, 2017 File No. 001-38133

Dear Ms. Pamela Long:

Eternelle Skincare Products Inc. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form 10-12B (File No. 001-38133) initially filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2017.

The Company intends to file a new Registration Statement on Form 10-12G with the Commission.

Sincerely,

/s/ Baxter Koehn

Baxter Koehn
Chief Financial Officer
Eternelle Skincare Products Inc.